Exhibit 99.1

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands, except share data and per share data)

	As of June 30, 2026	As of December 31, 2025
ASSETS

CURRENT ASSETS
Cash and cash equivalents	12,034	8,897
Trade receivables	413	331
Inventory	2,545	2,625
Prepaid expenses and other receivables	1,654	752
Total current assets	16,646	12,605

NON-CURRENT ASSETS
Long-term restricted deposits	54	51
Right of use assets	93	239
Property and equipment, net	914	993
Total non-current assets	1,061	1,283

TOTAL ASSETS	17,707	13,888

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	1,634	863
Lease liabilities	69	204
Employees and employees related benefits	3,186	2,659
Other current liabilities	901	1,098
Total current liabilities	5,790	4,824

NON-CURRENT LIABILITIES
Long-term lease liabilities	21	13
Total non-current liabilities	21	13
TOTAL LIABILITIES	5,811	4,837

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value per share; Authorized 2,500,000,000 shares; Issued and outstanding: 3,426,715 shares and 2,439,321 shares as of June 30, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	141,107	129,487
Accumulated deficit	(129,211)	(120,436)
Total shareholders’ equity	11,896	9,051

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,707	13,888

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Six months ended June 30,	Six months ended June 30,
	Note	2026	2025

Revenues	4	1,818	1,250
Cost of revenues	5	1,270	901
Gross profit		548	349

Research and development expenses	6	4,279	3,375
Sales and marketing expenses	7	2,518	2,146
General and administrative expenses	8	2,422	1,870
Operating loss		8,671	7,042

Finance expenses (income), net		104	(90)

Net loss and comprehensive loss		8,775	6,952

Basic and diluted net loss per share		3.17	3.59

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		2,769,593	1,938,517

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Additional paid- in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	equity
Balance as of January 1, 2026	2,439,321	-	129,487	(120,436)	9,051

Issuance of ordinary shares, warrants and pre-funded warrants, net of issuance cost of $1,245	983,204	-	11,309	-	11,309
Exercise of warrants	340	-	10	-	10
Issuance of ordinary shares upon vesting of restricted share units	3,850	-	-	-	-
Share-based compensation	-	-	301	-	301
Loss for the period	-	-	-	(8,775)	(8,775)

Balance as of June 30, 2026	3,426,715	-	141,107	(129,211)	11,896

Balance as of January 1, 2025	1,885,633	-	112,280	(105,379)	6,901

Issuance of ordinary shares, net of issuance cost of $134	70,932	-	2,647	-	2,647
Share-based compensation	-	-	295	-	295
Loss for the period	-	-	-	(6,952)	(6,952)

Balance as of June 30, 2025	1,956,565	-	115,222	(112,331)	2,891

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,	Six months ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	(8,775)	(6,952)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	140	151
Share-based compensation	301	295
Exchange rate changes in cash and cash equivalents and restricted long-term deposits	(30)	(52)
Other finance cost	-	10

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	(82)	99
Increase in prepaid expenses and other receivables	(902)	(205)
Decrease (increase) in inventory	80	(341)
Decrease in right of use assets	178	173
Increase (decrease) in trade payables	771	(71)
Decrease in lease liabilities	(159)	(140)
Increase in employees and employees related liabilities	527	471
Decrease in other current liabilities	(197)	(288)
Net cash used in operating activities	(8,148)	(6,850)

Cash flows from investing activities:
Purchase of property and equipment	(61)	(28)
Net cash used in investing activities	(61)	(28)

Cash flows from financing activities:
Loan from related party	-	2,000
Proceeds from issuance of ordinary shares, warrants and pre-funded warrants, net of issuance costs	11,309	2,647
Proceeds from exercise of warrants	10	-
Net cash provided by financing activities	11,319	4,647

Increase (decrease) in cash and cash equivalents	3,110	(2,231)
Cash and cash equivalents at the beginning of the year	8,897	7,564
Effect of foreign exchange rate on cash and cash equivalents	27	50
Cash and cash equivalents end of the year	12,034	5,383

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	32	41

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL

A.	Description of the Company:

IceCure Medical Ltd. (“IceCure Medical Ltd.”, the “Company”, “we” or “our”) is a medical device company incorporated in Israel.

Since its establishment, the Company and its wholly-owned subsidiaries, IceCure Medical Inc. in the United States (the “US Subsidiary”), IceCure Medical HK Limited in Hong Kong (the “Hong Kong Subsidiary”) and IceCure (Shanghai) MedTech Co., Ltd. in China (the “Chinese Subsidiary”, and together with the Company, the US Subsidiary and the Hong Kong Subsidiary, the “Group”), have been engaged in the research, developmen, and commercialization of minimally invasive medical devices for cryoablation (freezing) of tumors in the human body, using its proprietary liquid nitrogen cryoablation technology, as an alternative to surgical intervention to remove tumors. The Company has received regulatory approvals for marketing its products in the United States, Europe, and other territories.

The Group’s activities are subject to significant risks and uncertainties, including the possibility of failing to secure additional funding to commercialize its technology, obtain regulatory approvals and other risks. In addition, the Group is subject to risks relating to competition, financing, liquidity requirements, rapidly changing customer requirements and its limited operating history.

B.	Going Concern:

As of June 30, 2026, the Company has accumulated losses of $129,211. In the six months ended June 30, 2026, the Company generated losses of $8,775 and negative cash flows from operating activities of $8,148.

To date, management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the use of its current financial resources, sales of its products, and through additional capital raises.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern include raising additional funds from existing shareholders and/or new investors. However, there can be no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development and commercialization of its products. These financial statements do not include any adjustments that might result from the outcome of this uncertainty, including adjustments relating to the recoverability and classification of assets, or the carrying amounts and classification of liabilities that may be required should the Company be unable to continue as a going concern.

C.	Reverse stock split:

On June 4, 2026, the Company effected a 1-for-30 reverse stock split of its issued and outstanding ordinary shares. All share and per share information, as well as the number of shares issuable and exercise prices under the Company’s outstanding warrants and pre-funded warrants, have been retrospectively adjusted to give effect to the reverse split.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company as of June 30, 2026, and for the six-month period then ended, have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. The information included in these unaudited condensed interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on March 17, 2026. In the opinion of management, these unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year ending December 31, 2026.

B.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon the information available at the time they are made. Actual results could differ from those estimates.

C.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the Company’s latest annual consolidated financial statements.

D.	New Accounting Pronouncements:

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”). ASU 2025-11 clarifies the applicability of the interim reporting guidance, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP. The ASU is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements but rather provide clarity and improve navigability of the existing interim reporting requirements. This guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its consolidated financial statements and related disclosures.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 3 - SHAREHOLDERS’ EQUITY

A.	On March 26, 2026, we entered into a securities purchase agreement with institutional investors, pursuant to which we agreed to issue and sell, in a registered direct offering, approximately 266,667 ordinary shares at an offering price of $15.00 per share (the “March 2026 Financing”). In a concurrent private placement, we agreed to issue and sell to the institutional investors Series B warrants to purchase up to approximately 266,667 ordinary shares (the “Series B Warrants”), and Series C warrants to purchase up to approximately 266,667 ordinary shares (the “Series C Warrants”), in each case at an exercise price of $16.50 per share. The issuance and sale of the ordinary shares, Series B Warrants and Series C Warrants generated aggregate gross proceeds of approximately $4,000 and aggregate net proceeds of approximately $3,517.

B.	On May 12, 2026, we entered into a sales agreement with A.G.P./Alliance Global Partners (“A.G.P.”), as sales agent, pursuant to which we may offer and sell ordinary shares having an aggregate offering price of up to $4,340 from time to time through A.G.P. (the “2026 ATM Facility”). We agreed to pay A.G.P. a commission equal to 3.0% of the aggregate gross proceeds from each share sold pursuant to the terms of the agreement and will provide A.G.P. with customary indemnification and contribution rights. We also agreed to reimburse A.G.P. for certain specified expenses. As of June 30, 2026, we have sold 716,537 ordinary shares under the 2026 ATM Facility, having aggregate gross proceeds of $3,054 and aggregate net proceeds of $2,837.

C.	On June 17, 2026, we entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”), for a private placement financing (the “June 2026 Private Placement”). Pursuant to the Securities Purchase Agreement, we agreed to issue and sell to a single institutional investor (i) pre-funded warrants to purchase 1,833,334 ordinary shares at an offering price of $0.0001 per share (the “Pre-Funded Warrants”), (ii) Series D warrants to purchase up to 1,833,334 ordinary shares (the “Series D Warrants”) and (iii) Series E warrants to purchase up to 1,833,334 ordinary shares (the “Series E Warrants”) at a combined purchase price of $2.9999 per Pre-Funded Warrant and accompanying Series D Warrants and Series E Warrant. The Pre-Funded Warrants are exercisable immediately at an exercise price of $0.0001 per share. The Series D Warrants and the Series E Warrants are exercisable immediately upon issuance and each has an exercise price of $3.00 per share. The Series D Warrants will expire five years following the date of issuance and the Series E Warrants will expire one year following the date of issuance. The June 2026 Private Placement generated aggregate gross proceeds of $5,500 and aggregate net proceeds of $4,955.

In connection with the June 2026 Private Placement, we entered into a warrant amendment agreement with one of the investors from the March 2026 Financing (the “Investor”) to amend certain warrants issued to the Investor on March 27, 2026 (the “Warrant Amendment Agreement”). The Investor’s amended warrants consisted of (i) Series B Warrants to purchase up to 133,334 ordinary shares and (ii) Series C Warrants to purchase up to 133,333 ordinary shares, each of which originally had an exercise price of $16.50 per share. Pursuant to the Warrant Amendment Agreement, the exercise price of such warrants was reduced to $3.00 per share, and the expiration dates were extended such that the Investor’s Series B Warrants will expire on June 18, 2031, and the Investor’s Series C Warrants will expire on June 18, 2027. The effectiveness of the amendments described above was subject to approval by our shareholders, which was subsequently obtained on August 6, 2026.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 3 - SHAREHOLDERS’ EQUITY (Cont.)

D.	On March 16, 2026, the Company granted 5,521 restricted share units (“RSUs”), as follows: (i) 2,188 RSUs to the Company’s chief executive officer; and (ii) 3,333 RSUs to four officers of the Company. The RSUs granted to the recipients are subject to a vesting schedule, one quarter of the RSUs granted to the officers will vest after one year and the remaining RSUs will vest in twelve (12) equal quarterly installments over a period of three years from March 16, 2027. The total fair value of these RSU grants is $114.

E.	On May 17, 2026, the Company granted 13,333 RSUs to an officer of the Company. The RSUs granted to the recipients are subject to a vesting schedule, one quarter of the RSUs granted to the officers will vest after one year and the remaining RSUs will vest in twelve (12) equal quarterly installments over a period of three years from May 17, 2027. The total fair value of these RSU grants is $92.

The following is a summary of the Warrants and Pre-Funded Warrants outstanding as of June 30, 2026:

	Number of warrants outstanding	Exercise price	Expiration date
Rights offering Warrants	323,100	$30.0	August 1, 2030
Rights offering Pre-Funded Warrants	1,306	$0.003	-
Series B Warrants (1)	133,334	$3.00	June 18, 2031
Series B Warrants	133,333	$16.5	March 26, 2031
Series C Warrants (1)	133,333	$3.00	June 18, 2027
Series C Warrants	133,334	$16.5	March 26, 2027
Series D Warrants	1,833,334	$3.00	June 17, 2031
Series E Warrants	1,833,334	$3.00	June 17, 2027
Pre-Funded Warrants (2)	1,833,334	$0.0001	-

(1)	See Note 3(c)
(2)	See Note 11- Subsequent events for further information regarding pre-funded warrants exercise after period end.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 4 - REVENUES

The Company’s revenues are derived primarily from the sale of systems and disposables. Revenues from warranty and services are not material and therefore are included in revenue from systems in the following table.

Composition:

	Six months ended June 30,	Six months ended June 30,
	2026	2025

Systems	757	529
Disposables	1,061	721
	1,818	1,250

NOTE 5 - COST OF REVENUES

Composition:

	Six months ended June 30,	Six months ended June 30,
	2026	2025

Payroll and related benefits (including share-based compensation)	404	373
Raw materials subcontractors and auxiliary materials	576	307
Depreciation	86	89
Royalties to the Israeli Innovation Authority	55	38
Shipping	64	38
Others	85	56
	1,270	901

NOTE 6 - RESEARCH AND DEVELOPMENT EXPENSES

Composition:

	Six months ended June 30,	Six months ended June 30,
	2026	2025

Payroll and related benefits (including share-based compensation)	3,144	2,677
Raw materials, subcontractors and consulting	328	333
Clinical trials	394	29
Others	413	336
	4,279	3,375

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 7 - SALES AND MARKETING EXPENSES

Composition:

	Six months ended June 30,	Six months ended June 30,
	2026	2025

Payroll and related benefits (including share-based compensation)	1,599	1,212
Consultants and professional services	240	514
Travel	163	146
Conferences	223	109
Sales commissions	18	15
Advertising and promotion	92	7
Others	183	143
	2,518	2,146

NOTE 8 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	Six months ended June 30,	Six months ended June 30,
	2026	2025

Payroll and related benefits (including share-based compensation)	1,397	836
Professional services	911	906
Others	114	128
	2,422	1,870

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

The Company has identified a single reportable operating segment that designs, develops, manufactures and markets cryoablation medical devices. The chief operating decision maker (“CODM”) assesses the performance of the Company and decides how to allocate resources based upon consolidated net comprehensive loss, as reported in the consolidated statements of comprehensive loss. The measure of segment assets that is reviewed by the CODM is consolidated total assets, as reported in the consolidated balance sheet. Significant expense categories provided to the CODM are those presented in the consolidated statements of comprehensive loss and in Notes 5-8.

The following table sets forth reporting revenue information by geographic region:

	Six months ended June 30,	Six months ended June 30,
	2026	2025
United States	608	371
Poland	229	27
Spain	50	187
Italy	122	175
Israel	4	10
Other[1]	805	480
	1,818	1,250

The following table sets forth reporting property and equipment information by geographic region:

	As of June 30,	As of December 31,
	2026	2025
Israel	768	821
United States	146	171
	914	993

The following table is a summary of customer concentrations as a percentage of revenue:

	Six months ended June 30,	Six months ended June 30,
	2026	2025
Customer A	13%	*
Customer B	*	15%
Customer C	*	14%
Customer D	*	*

*	Lower Than 10%
[1]	No country included in Others represented more than 10% of consolidated revenues.

ICECURE MEDICAL LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Class action

On July 5, 2021, the Company was informed that a motion (the “Motion”) to certify a claim as a class action was filed by a purported shareholder of the Company (the “Plaintiff”) in the Tel Aviv District Court (the “Court”) against it, certain members of its board of directors, its controlling shareholder and the investors who participated in the private placement approved by the Company’s shareholders on March 7, 2021.

In the motion, the Plaintiff alleges, among other things, that the private placement was conducted at a significant discount to the Company’s share price at that time, that the share price did not reflect the material information allegedly in the Company’s possession at that time, and also alleged defects in the manner of approval of the private placement.

The Plaintiff estimated the amount of his individual claim at a sum of approximately NIS 30,000 thousand (approximately $10,073), the amount of the class action, insofar as it will be qualified as such, at a sum of approximately NIS 163,459 thousand (approximately $54,889) for the class damages that the Plaintiff claims had their shares diluted unlawfully, and at a sum of approximately NIS 234,349 thousand (approximately $78,693), for damage that was supposedly caused to the shareholders due to a sale at less than the allegedly full market price.

On May 5, 2026, the Court issued a decision approving the motion to certify the proceeding as a class action against the Company its officers and directors, its controlling shareholder and, to a more limited extent, certain investors who participated in the private placement. The Court also approved the certification of two plaintiff classes, appointed the applicant as the representative plaintiff and approved the causes of action set forth in the decision. Subsequently, the Plaintiff filed an amended class action complaint seeking damages of approximately NIS 397,875 thousand (approximately $133,605).

On July 5, 2026, the Company and the other respondents filed motions for reconsideration of the certification decision.

Concurrently, the parties agreed to participate in mediation and to stay all proceedings, including the class action complaint. The Court approved a suspension of the proceedings through November 10, 2026.

Without derogating from the foregoing, the Company and its legal advisors believe that, in the event the parties do not reach a settlement and the legal proceedings continue before the Court, the Company has strong arguments both in support of its motions for reconsideration of the decision and of its statement of defense that will be field to oppose the class action complaint, and the Company will continue to act to protect its interests and rights. The Company believes that a loss is not probable and given the stage of this matter, the Company is currently unable to predict the likely outcome or estimate the potential financial impact, if any, of this matter.

NOTE 11 - SUBSEQUENT EVENTS

A.	During July and August 2026, 1,204,334 Pre-Funded Warrants were exercised for 1,204,334 ordinary shares.